UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TELECOM ITALIA: BOARD OF DIRECTORS EXAMINES AND APPROVES THE ANNUAL FINANCIAL REPORT AT 31 December 2015

•	CONSOLIDATED EBIT: 3.0 BILLION EUROS (-33.0% IN ORGANIC TERMS WITH RESPECT TO 2014) AFFECTED BY NON-RECURRING NET CHARGES FOR 990 MILLION EUROS, WITHOUT WHICH THE ORGANIC CHANGE WOULD BE -8.3%

•	CONSOLIDATED NET LOSS: 72 MILLION EUROS (PROFITS OF 1,350 MILLION EUROS IN 2014). EXCLUDING NON-RECURRING NET CHARGES, THE CHARGES CONNECTED WITH THE BUY-BACK OF BONDS AND THE NEGATIVE EFFECTS OF THE VALUATION OF THE MANDATORY CONVERTIBLE BOND, THE PROFITS WOULD HAVE BEEN IN THE REGION OF 1.4 BILLION EUROS

•	PROPOSED DISTRIBUTION OF DIVIDEND FOR SAVINGS SHARES OF 2.75 EURO CENTS FOR A TOTAL AMOUNT OF APPROXIMATELY 166 MILLION EUROS

•	SHAREHOLDERS’ MEETING CALLED FOR 25 MAY 2016

•	BOARD MANDATES MANAGEMENT TO EXAMINE THE OFFERS RECEIVED FOR THE SHARE IN INWIT

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

Telecom Italia Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

The economic and financial results of the Telecom Italia Group and Telecom Italia S.p.A. for the 2015 financial year as well as the previous year’s results to which they are compared have been prepared according to the International Accounting Standards issued by the International Accounting Standards Board and endorsed by the European Union (defined as “IFRS”). In the 2015 financial year, Telecom Italia applied the same accounting principles as used for the previous year, apart from the new Principles/Interpretations adopted from 1 January 2015, which had no impact on the results of the 2015 financial year.

In addition to the conventional financial performance measures established by IFRS, the Telecom Italia Group uses certain alternative performance measures for purposes of a better understanding of the trend of operations and financial position. Specifically, the alternative performance measures refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt. The meaning and content of these measures are explained in the annexes.

Note that this release and in particular the information on the “Outlook for the 2016 financial year”, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of Group’s operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Finally, please note that the audit of the Telecom Italia consolidated and separate Financial Statements at 31 December 2015 has not yet been completed.

MAIN CHANGES IN THE TELECOM ITALIA GROUP SCOPE OF CONSOLIDATION

The following changes occurred in 2015:

•	INWIT S.p.A. (Domestic Business Unit): was established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on 1 July 2015, Telecom Italia Digital Solutions S.p.A. acquired 100% of the capital of the company, which therefore entered the Group’s consolidation scope;

•	TIM Real Estate S.r.l. (Domestic Business Unit): was established in November 2015.

The following changes in the scope of consolidation occurred during 2014:

•	Telecom Italia Ventures S.r.l. (Domestic Business Unit): was established in July 2014;

•	Rete A S.p.A. (Media Business Unit): on 30 June 2014 Persidera S.p.A. acquired 100% of the company, and as a consequence, Rete A became part of the Group’s scope of consolidation and was fully consolidated; on 1 December 2014 the merger by incorporation of Rete A into Persidera was completed;

•	TIMB2 S.r.l. (Media Business Unit): was established in May 2014;

•	Trentino NGN S.r.l. (Domestic Business Unit): on 28 February 2014, the Telecom Italia Group acquired a controlling stake in the company, that therefore entered the Group’s scoe of consolidation.

Milan, 17 March 2016

The Board of Directors of Telecom Italia met today, chaired by Giuseppe Recchi, to approve the Telecom Italia Group consolidated Financial Statements and the separate draft Financial Statements of Telecom Italia S.p.A. at 31 December 2015, with the main operating results already announced to the market on 16 February 2016.

***

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

TELECOM ITALIA GROUP RESULTS

Revenues in 2015 amounted to 19,718 million euros, down 8.6% on the 2014 financial year (21,573 million Euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation area, consolidated revenues were down 4.6% (-951 million euros).

Revenues, broken down by operating segment, were as follows:

	2015		2014		Changes
(million euros)		% of total		% of total	Absolute	%	% organic
Domestic	15,001	76.1	15,303	70.9	(302)	(2.0)	(2.3)
Core Domestic	13,858	70.3	14,205	65.8	(347)	(2.4)	(2.4)
International Wholesale	1,314	6.7	1,244	5.8	70	5.6	1.1
Olivetti	172	0.9	227	1.1	(55)	(24.2)	(24.2)
Brazil	4,636	23.5	6,244	28.9	(1,608)	(25.8)	(12.1)
Media and Other Assets	131	0.7	71	0.3	60
Adjustments and eliminations	(50)	(0.3)	(45)	(0.1)	(5)

Consolidated Total	19,718	100.0	21,573	100.0	(1,855)	(8.6)	(4.6)

EBITDA was 7,004 million euros, down 1,782 million euros (-20.3%) from the previous financial year, with an EBITDA margin of 35.5% (40.7% in 2014). In organic terms, the EBITDA is down 1,529 million euros (-17.9%) compared with the previous financial year and the EBITDA margin is down 5.8 percentage points (35.5% in 2015 compared with 41.3% in 2014).

EBITDA for 2015 reflected the negative impact of non-recurring charges for a total of 1,076 million euros. Without these, the organic change in EBITDA would have been -4.5%, with an EBITDA margin of 41.0% of revenues, 0.1 percentage points higher than 2014.

These charges were connected with events and operations that by their very nature do not occur continuously in normal operating activity. They are emphasised because the total is significant, and includes charges and liabilities deriving from the reorganisation/restructuring of the business.

Net non-recurring charges
(million euros)	2015
Employee benefits expenses	446
Acquisition of goods and services and Change in inventories	112
Other charges and provisions	518

Total non-recurring charges with impact on EBITDA	1,076

In particular, with reference to the non-recurring personnel charges, which totalled 446 million euros, it should be noted that the Parent and other Group companies signed specific agreements with the trade unions in 2015 for the application of legal tools that will enable the company to manage the excess personnel - caused by the rationalisation processes that all companies operating in the world of telecoms are experiencing - from 2016 onwards, through solidarity contracts, through the use of voluntary early retirement (in application of art. 4, subsection 1-7ter of law no. 92 of 28 June 2012, (the “Fornero law”) and through the use of voluntary redundancy pursuant to law no. 223/91.

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

Acquisition of goods and services and other charges and provisions include non-recurring charges totalling 630 million euros, relating to provisions and costs connected to disputes and sanctions of a regulatory nature, and to liabilities related to these disputes, some charges for specific transactions with customers and suppliers, non-recurring costs related to major projects and charges for disputes with former employees.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	2015		2014		Changes
(million euros)		% of total		% of total	Absolute	%	% organic
Domestic	5,567	79.5	6,998	79.6	(1,431)	(20.4)	(20.6)
% of Revenues	37.1		45.7			(8.6) pp	(8.5) pp
Brazil	1,449	20.7	1,774	20.2	(325)	(18.3)	(3.3)
% of Revenues	31.3		28.4			2.9 pp	2.9 pp
Media and Other Assets	(14)	(0.2)	13	0.2	(27)
Adjustments and eliminations	2	—	1	—	1

Consolidated Total	7,004	100.0	8,786	100.0	(1,782)	(20.3)	(17.9)

% of Revenues	35.5		40.7			(5.2) pp	(5.8) pp

FY 2015 EBIT was 2,961 million euros (4,530 million euros in 2014), 1,569 million euros less (-34.6%) than in FY 2014, with an EBITDA margin of 15.0% (21.0% in FY 2014).

Organic EBIT was down 1,458 million euros, accounting for 15.0% of revenues (21.4% in FY 2014).

FY 2015 EBIT incorporates the following impacts:

•	net non-recurring charges already mentioned on EBITDA (1,076 million euros);

•	a capital gain of 328 million euros of the Brazil Business Unit, deriving from the sale of the first three tranches of its telecommunication towers (approximately 85% of the portfolio sold);

•	a loss deriving from the 240 million euros in impairment charged against Goodwill assigned to our Brazilian operations, as a result of the worsening of the current macroeconomic context in which they are working.

Net of these non-recurring charges, the organic change in EBIT would have been -8.3%, with an EBITDA margin of 20.0%.

Period losses attributable to parent company shareholders were 72 million euros (1,350 million euros in profit during FY 2014). In addition to net non-recurring charges, they also suffered the negative impact of the bond buyback transactions carried out during the first part of the year, the benefits of which will be seen in subsequent financial years in the form of lower financial charges, and some items of a purely accounting and valuation nature, which do not generate any financial adjustments, particularly in connection with the valuation at fair value of the implicit option included in the Mandatory Convertible Bond issued late 2013 with a maturity at three years. In the absence of these impacts, the profits of FY 2015 attributable to the Shareholders of the Parent company, would have been approximately 1.4 billion euros.

Capital expenditure totalled 5,197 million euros in the 2015 financial year, 213 million euros more than in 2014, broken down by operational sector as follows:

	2015		2014
(million euros)		% of total		% of total	Change
Domestic	3,900	75.0	2,783	55.8	1,117
Brazil	1,289	24.8	2,195	44.0	(906)
Media and Other Assets	8	0.2	6	0.2	2
Adjustments and eliminations	—	—	—	—	—

Consolidated Total	5,197	100.0	4,984	100.0	213

% of Revenues	26.4		23.1		3.3 pp

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

The Domestic Business Unit posted investments for 3.900 million euros up by 1,117 million euros compared to the 2014 financial year. This increase was influenced, particularly, by: acceleration and growth in innovative investments dedicated to developing new generation networks and services (+788 million euros), which represented more than 44% of total investments (33% in 2014), the award of the right to use L band frequencies (231 million euros) and the expenditure incurred to extend the GSM licence for a further three years (117 million euros).

The Brazil Business Unit posted a reduction of 906 million euros (including a negative foreign exchange effect of 341 million euros) from the 2014 figure; these investments were focussed mainly on the evolution of the business infrastructure and the sales support platforms. It should be recalled that, in 2014, investments included the acquisition of the 700 MHz licence for approximately 930 million euros.

Cash flow from Group operations is positive by 1,974 million euros (positive by 3,174 million euros in the 2014 financial year).

Adjusted net financial debt was 27,278 million euros at 31 December 2015, 627 million euros higher than at the end of 2014 (26,651 million euros). The increase in indebtedness, despite the positive dynamic of operations and finances, the revenues from the INWIT IPO on the domestic market and the sale of the ownership of the towers in Brazil, is due to the effects of posting higher debt due for finance leases connected to the property project, and the back-leasing of a stake in the Brazil towers, as well as the net negative impact of the bond buyback operations, the benefits of which will impact the debt in subsequent years, in the form of lower financial charges.

Net financial debt carrying amount as of 31 December 2015 was equal to 28,475 million euros (28,021 million euros as of 31 December 2014).

In the fourth quarter of 2015 adjusted net financial debt increased by 474 million euros compared to 30 September 2015 (26,804 million euros): in addition to the usual tax payments, there were, in the quarter, the expenditure to use the L Band frequencies (231 million euros), the acquisition of two properties considered to be strategic, and the increase in debt due to finance leases, in the property project.

The liquidity margin at 31 December 2015 was 12,047 million euros (which excludes the 202 million euros related to the Sofora – Telecom Argentina group, classified as Discontinued Operations), equivalent to the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 5,047 million euros (6,112 million euros at 31 December 2014) and unused committed lines of credit for a total of 7,000 million euros. This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

The Group headcount as of 31 December 2015, excluding the 16,228 units related to the Sofora - Telecom Argentina group classified as Discontinued Operations, was 65,867, of whom 52,555 in Italy (66,025 as of 31 December 2014, of whom 52,882 in Italy).

***

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

BUSINESS UNIT RESULTS

DOMESTIC

The results of the 2015 financial year show the continuous recovery of the domestic performance. In this scenario, the trend for the quarter confirms the recovery, particularly on service revenues (-1.1% in the fourth quarter of 2015 compared to the same period of 2014; -1.5% in the third quarter of 2015; -1.7% in the second quarter of 2015; -3.3% in the first quarter of 2015). This recovery of performance may be attributed to an improvement in the competitive scenario, which caused an acceleration in the development of services for connectivity and content on broadband and ultrabroadband networks, maintenance of market shares, and a progressive slowdown in the dynamics of ARPU erosion on traditional services, primarily in the mobile sector. Indeed, it should be noted that in the fourth quarter of 2015 the performance of the mobile sector was positive in terms of total revenues, up 0.7% and service revenues, up 0.1%, compared to the same period in 2014.

There was a fall in total revenues in 2015 compared to 2014 of 302 million euros (-2%, from 15,303 million euros in 2014 to 15,001 million euros in 2015).

In more detail:

Domestic service revenues - which totalled 14,058 million euros in 2015 - fell by 276 million euros (-1.9% down on the previous year). The quarterly trend confirmed the recovery trend already mentioned, stronger than in previous periods: -1.1% in the fourth quarter of 2015 compared to the same period in 2014; -1.5% in the third quarter of 2015; -1.7% in the second quarter of 2015; -3.3% in the first quarter of 2015. Specifically:

•	fixed market service revenues totalled 10,372 million euros in 2015, a fall of 300 million euros compared to 2014 (-2.8%);

•	mobile market service revenues totalled 4,517 million euros and presented a fall of 91 million euros compared to the previous year (-2.0%); the quarterly trend contributed to the improvement trend, with a positive +0.1% in the fourth quarter of 2015, compared to the same period in 2014, preceded by -1.5% in the third quarter of 2015, -2.5% in the second quarter of 2015, -4.2% in the first quarter of 2015.

Revenues from product sales, including changes to work in progress, totalled 943 million euros in 2015 (26 million less than in 2014), grew by 68 million in the Mobile sector, thanks to the continual increase in demand for evolved handsets (smartphones), and fell in the Fixed sector after rationalisation of the product portfolio.

***

The Domestic Business Unit operates distinctly in three different reference environments, and an analysis of revenues by the three Cash Generating Units is provided below:

•	Core Domestic Revenues

Core Domestic revenues totalled 13,858 million euros and fell by 2.4% (14,205 million euros in 2014).

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

The performance of the individual market segments as compared with 2014 is as follows:

•	Consumer: the 2015 revenues of the Consumer segment totalled 7,267 million euros, with a fall of 82 million euros (-1.1%) from the 2014 figure, showing a sustained recovery, in particular, of the progressive and structural recovery in the Mobile segment, thanks to the maintenance of market share and the stabilisation of ARPU levels.

Specifically:

•	mobile revenues totalled 3,599 million euros, and grew slightly, compared to 2014 (+29 million euros, +0.8%), confirming the positive trend in two consecutive quarters (fourth quarter of 2015, +2.5%, third quarter +3.3%, second quarter -1.6%, first quarter -1.5%). Service revenues fell by 39 million euros (-1.2% compared to 2014), also evidencing a significant recovery trend (fourth quarter of 2015: +1.5%; third quarter: -0.3%; second quarter: -2.1%; first quarter: -4.3%), which may be attributed to a cooling of competitive pressure, the progressive stabilisation of market share and the constant growth of mobile internet and digital services to support the stabilisation of ARPU;

•	the revenues of the Fixed sector totalled 3,705 million euros, with a fall of 112 million euros compared to 2014 (-2.9%) and presented a slowdown in the last quarter of 2015 (-6.7%) after a trend to improvement recorded from the second half of 2014, thanks to the actions to develop ARPU undertaken in the last months of the year (repricing, the introduction of flat tariffs, bundle development).

•	Business: the revenues of the Business segment totalled 4,600 million euros, 224 million euros compared to 2014 (-4.6%). Revenues from services (4,232 million euros, -204 million euros compared to 2014) confirm the trend to stabilisation that started during 2014 (-4.7% in the fourth quarter of 2015). Specifically:

•	mobile services revenue fell by -66 million euros (-5.5% compared to 2014): the positive performance of new digital services, and, in particular, of the Mobile Internet component (+38 million euros, +9% compared to 2014) was offset by a contraction in traditional mobile services for voice calls and messaging (-109 million euros) due to the dynamic of customers repositioning on bundle schemes with lower overall ARPU;

•	fixed services revenue fell by 141 million euros (-4.3% compared to 2014): despite constant growth in ICT service revenues (+5.7%), in particular in Cloud services (+26% compared to 2014), the segment continued to suffer the effects of the slow economic recovery, the contraction in prices of traditional voice and data services, and the technological shift towards VoIP systems.

•	National Wholesale: the Wholesale segment posted revenues totalling 1,785 million euros in 2015, substantially stable compared to 2014 (-8 million euros, -0.4%). In fact, the impact of the change in regulated prices on 2015 is similar to the impact in 2014, due to the retroactive change in prices for wholesale access for the period 2010/2012.

•	International Wholesale – Telecom Italia Sparkle Group Revenues

The 2015 revenues of International Wholesale- Telecom Italia Sparkle Group totalled to 1,314 million euros, a significant increase compared to 2014 (+70 million euros, +5.6%). This increase related in particular to revenues for Phone services (+39 million euros, +4.3%) and revenues for IP/Data services (+33 million euros, +12.8%). The other business segments remain substantially stable (- 2 million euros, -2.2%).

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

•	Olivetti Revenues

In 2015, revenues from core business lines (Office, Retail and Systems and Advanced Caring) came to 172 million euros. Of particular note in the Office segment, higher revenues from sales of multifunctional products on long term rental contracts (+15 million euros compared to 2014) and in Advanced Caring, with an increase of over 6 million euros in service revenues, compared to the previous year.

***

The EBITDA of the Domestic Business Unit in 2015 totalled 5,567 million euros, with a fall of 1,431 million euros compared to 2014 (-20.4%), with an EBITDA margin of 37.1%, (8.6 percentage points less than 2014). EBITDA in 2015 suffered the negative impact of non-recurring charges in the total amount of 1,028 million euros. Without these charges, the organic change in EBITDA would have been -4.9%, with an EBITDA margin of 44%, down 1.2 percentage points on 2014. In particular, labour costs include charges, provisions to personnel funds and other miscellaneous items of a non-recurring nature for a total of 429 million euros, 422 million euros of which to Parent Company Telecom Italia S.p.A., related primarily to the agreements with the trade unions mentioned above.

Purchases of goods and services and other charges and provisions include non-recurring charges totalling 599 million euros, relating to provisions and costs connected to disputes and sanctions of a regulatory nature, and to liabilities related to these disputes, some charges for specific transactions with customers and suppliers, non-recurring costs related to major projects and charges for disputes with former employees.

2015 EBIT for the Domestic Business Unit was 2,359 million euros (3,738 million euros in 2014), 1,379 million euros less (-36.9%) than in 2014 with an EBITDA margin of 15.7% (24.4% in 2014). The trend in EBIT reflects the contraction in EBITDA described earlier, partially offset by the reduction in depreciation and amortisation for 85 million euros. It should be recalled that 2014 EBIT included the positive effect of the recording of the capital gain of 38 million euros following the sale of a property in Milan.

EBIT of 2015 suffered the negative impact of non-recurring charges for a total of 1,028 million euros. Without these, the organic change would have been -6.7%, accounting for 24.4% of revenues.

The headcount, of 52,644 employees, fell by 432 units compared to 31 December 2014.

BRAZIL (average real/euro exchange rate 3.69727)

The 2015 revenues of the TIM Brasil group amounted to 17,139 million reais, recording a fall of 12.1% compared with the 2014 financial year (-2,359 million reais). The lower turnover was attributable to the revenue component from incoming messaging and mobile traffic (-1,005 million reais, -40.2%) due to the reduction in the mobile termination rate (MTR) and the lower volumes, as well as to traditional outgoing voice traffic and messaging (-1,216 million reais, -13.4%). These effects were only partially offset by the increase recorded in turnover from the innovative component, mobile data and VAS content (+1,213 million reais, +35.0%).

Revenues from product sales stood at 1,755 million reais (3,173 million reais in 2014, -44.7%); this reflects the impact of the Brazilian economic crisis of family spending trends.

Mobile ARPU in 2015 was 16.7 reais, compared to 17.7 reais in 2014 (-5,6%).

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

The total number of lines as of 31 December 2015 was 66,234 thousand, a fall of 12.5% compared to 31 December 2014, corresponding to a share of approximately 25.7% of the lines market (27% at 31 December 2014).

EBITDA of 5,358 million reais was 183 million reais lower than the same period of 2014 financial year (-3.3%). The fall in EBITDA is attributable to the contraction in revenues, only partially offset by the effects of some efficiency interventions on cost items, and by the reduction in Costs for quotas to pay to other operators and sales costs; however, employee benefits expenses increased, due also to the adjustment of salaries to inflation, as well as non-recurring charges for 53 million reais.

The EBITDA margin was 31.3%, up 2.9 percentage points on the previous year.

EBIT amounted to 2,351 million reais a downturn of 132 million reais on 2014. This result is affected not only by the lesser contribution made to EBITDA, but also by the impairment loss on Goodwill allocated to the Business Unit, of 887 million reais (240 million euros), but it benefits from the positive impacts deriving from the conclusion of the first three tranches of the sale of telecommunication towers to American Tower do Brasil. More precisely, at the time of the sale, the capital gain generated on assets sold amounts to 1,211 million reais and is already net of ancillary charges.

The headcount stood at 13,042 employees (12,841 as of 31 December 2014).

MEDIA

It should be recalled that the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed on 30 September 2015. The operation had accounting effects from 1 January 2015. In 2015, the Media business unit operated through Persidera in the operation of Digital Multiplexes, as well as in offering accessory services and digital signal transmission platforms to third parties.

The revenues of the Network operator totalled 82 million euros in 2015, an 11 million euro increase (+15.5%) compared with the 71 million euros of 2014. Part of this positive change was due to the integration of the former Rete A business from 30 June 2014. Including the former Rete A business for the first six months of 2014, the overall organic change in revenues was an increase of 1.2%.

2015 EBITDA was 37 million euros, 12 million euros higher (+48%) than in 2014 (25 million euros). This positive result was in part due to the increase in revenues mentioned above, partially offset by an increase in operating costs primarily attributable to the costs resulting from the former Rete A business not present in the first six months of 2014. In organic terms, EBITDA increased by 5.7% compared to 2014.

EBIT was positive for 14 million euros, an increase of 8 million euros compared to FY 2014 (6 million euros).

The headcount stood at 64 employees (89 as of 31 December 2014).

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

RESULTS OF TELECOM ITALIA S.p.A.

Revenues reached 13,797 million euros, down by 356 million euros (-2.5%) compared to 2014. The 2015 results confirm the trend towards recovery of turnover, and the progressive and structural improvement in the Mobile segment, thanks to maintenance of market share, stabilisation of ARPU levels and the constant growth of mobile internet. In the commercial segments, the progressive stabilisation of results was confirmed in the Consumer (-1.0% compared to -8.7% in 2014), Business (-4.8% compared to -7.5%) and National Wholesale (-0.4% compared to -5.9%) segments.

EBITDA was 5,266 million euros (6,739 million euros in 2014), 1,473 million euros less than in 2014, with an EBITDA margin of 38.2% (47.6% in 2014).

EBITDA for 2015 reflected the negative impact of non-recurring charges for a total of 1,021 million euros. Without these, the change in EBITDA would have been -6.8%, with an EBITDA margin of 45.6% of revenues, 2.1 percentage points lower than 2014.

EBIT was 2,188 million euros, a decrease of 1,392 million euros compared to 2014 (3,580 million euros). The EBIT margin fell from the 25.3% of 2014 to 15.9% of 2015.

EBIT of 2015 suffered the negative impact of non-recurring net charges for a total of 1,021 million euros. Without these, the change in EBIT would have been -9.6%, accounting for 23.3% of revenues.

Period losses attributable to Telecom Italia S.p.A. were 456 million euros (FY 2014 profits of 636 million euros). In addition to net non-recurring charges, they also suffered the negative impact of the bond buyback transactions carried out during the first part of the year and some items of a purely accounting and valuation nature, which do not generate any financial adjustments, particularly in connection with the valuation at fair value of the implicit option included in the Mandatory Convertible Bond issued late 2013 with a maturity at three years. For lack of these impacts, the Company’s FY 2015 result would have been positive for more than 900 million euros.

EVENTS SUBSEQUENT TO 31 December 2015

8-year bond issue for 750 million euros

See the Press Release on the same subject issued on 13 January 2016

Sale completed of the stake in Sofora - Telecom Argentina

See the Press Release on the same subject issued on 08 March 2016

***

In connection with the announced valuation of a portion of INWIT’s capital, the Board of Directors has appointed the management to examine and best negotiate the two binding offers received from Cellnex/F2I and EI Towers.

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

OUTLOOK FOR THE 2016 FINANCIAL YEAR

As envisaged in the Business Plan, and following on from FY 2015, in 2016 the Domestic area expects to see an acceleration of investments, with the primary aim of guaranteeing constant progress in operating performance and ensuring long-term growth for the Group. Indeed, the improvement in the market context recorded in 2015 supports this opportunity, which thus becomes an increase in the pace of the related three-year investments (2016-2018) of almost 2 billion euros, with respect to that indicated when the 2015-2017 Plan was presented. This difference will be financed by the underlying operating cash generation. At the same time at Group level, debt is to be reduced, particularly as a result of the conversion of the Mandatory Convertible Bond - contractually set for November 2016 in the amount of 1.3 billion euros - and the sales of the residual stake of Telecom Argentina (finalised on 8 March 2016) and a significant portion of that held in INWIT. At end 2018, it is expected that the Net Adjusted Debt/reported EBITDA ratio will be below 3X.

Domestic investments in the three years 2016-2018 will therefore reach almost 12 billion euros, of which around 6.7 billion euros are dedicated to the innovative component (NGN; LTE; Cloud, Platforms, Sparkle and Transformation) with the aim at end 2018 of achieving - amongst others - coverage of the country with new generation networks for 84% of the population with fibre optic networks and 98% of the population with the LTE (4G) mobile network, thereby confirming the leadership role played in the infrastructural development and digitisation of the country.

The main areas of innovative technology development are:

•	acceleration in the development of fixed fibre optic ultrabroadband, to which 3.6 billion euros will be allocated;

•	LTE mobile ultrabroadband, for which 1.2 billion euros are planned;

•	the further development of the Cloud, Platforms and Transformation initiatives (such as the transfer to an “All-IP Network” and the decommissioning of certain Network segments) with related investments of 1.2 billion euros;

•	Telecom Italia Sparkle, for the development of international activities in which around 400 million euros will be invested.

TIM continues its transformation and transition from traditional Telco to Digital Telco & Platform Company, enabler of the country’s digital life: a business model based on innovative infrastructure and an excellent quality of customer service, increasingly aimed at disseminating premium services and digital content within a customisable platform, accessible anywhere and on any device.

More specifically, in the Domestic Mobile segment, in a competitive context where there has been a progressive cooling of the pricing lever, greater attention paid to level of service and strong, continuous growth in data consumption, TIM will be focussing on the ever-greater adoption of 4G by its customers, fostered by the growing penetration of smartphones and bundle offers with distinctive digital contents. This will enable it to increase the ARPU and reinforce its market leadership.

In the Domestic Fixed segment, TIM expects to reduce the decline in the number of customers as from 2016, thanks to the acceleration in the dissemination of fibre, convergence and the strengthening of the positioning on Multimedia Entertainment, including Video, Music, Gaming and Publishing. TIM will also continue to work with Italian businesses in their digital transformation process, with its ICT and Cloud services, taking a differentiated approach depending on customer base characteristics, aiming to achieve a distinctive positioning in the vertical markets deemed to be of greatest interest.

Said investment dynamics, commercial development and competitive positioning, accompanied by rigorous actions and transformation programmes and cost-efficiency, represent the basis for a further improvement in operating performance, with the aim of stabilising EBITDA right from 2016.

In Brazil, the Plan considers and suffers the major changes to the macroeconomic, political and market context seen in recent months.

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

The latest forecasts on the economic outlook in fact show a further, progressive deterioration for the whole of 2016 of its main indicators. More specifically, a downturn of almost 3% is expected in the GDP and an inflation rate - also following a series of interventions raising tariffs in regulated sectors - that will remain high and very volatile. This acceleration in inflation may have an increasing impact on the purchasing power of households, consequently worsening financial conditions, particularly for the low income brackets. The exchange rate with the dollar also reached and exceeded 4.0 reais/USD in 2015, with growth forecast during the Plan up to 4.20 reais/USD.

The whole of the telecommunications segment (and prepaid Mobile in particular) is very exposed to this scenario, with a decline in the comprehensive market value also as a result of its substantial maturity and saturation.

Moreover, a trend is being seen in Brazil of constant, strong growth in data use, with an intensity that is even greater than that recorded in the other major countries. This phenomenon goes hand-in-hand with a simultaneous reduction of voice traffic and messaging, driven by the aim of optimising and reducing customer spending, as customers privilege use of the services offered by the OTTs (WhatsApp in particular), as an alternative to traditional methods of using services.

In this context, TIM Brasil sets itself the aim of growing in terms of market share on revenues and improving profitability (EBITDA Margin) thanks to its important investment plan - which in the three years 2016-2018 is set to reach almost 14 billion reais - and to a renewed commercial positioning that is competitive both in terms of offer and customer experience. In Brazil too, TIM focuses on 4G, where it today leads the field, accordingly developing an ever-higher quality of service, with a “mobile challenger” approach that has once again shown able to get in ahead of symmetrical “on/off net” offers. At the same time, careful attention will be paid to efficiency, as a structural element and one that is necessary in order to ensure the balance and financial sustainability of the Plan.

CALL OF THE SHAREHOLDERS MEETING

The Board of Directors has resolved to call the Shareholders’ meeting for 25 May 2016 (single call), at the auditorium in Rozzano (Milan), Viale Toscana n. 3.

The following will be proposed to the Shareholders’ meeting:

•	approval of the financial statements

•	the distribution of the privileged dividend only to the savings shares, in the amount of 2.75 eurocents per share, using the reserves;

•	approval of the report on remuneration, in the section relating to the remuneration policy for 2016;

•	the integration of the Company name, by amending Article 1 of the company bylaws.

The integration of the company name is in order to allow for the alignment of the name to the brand, keeping the consolidated institutional name but introducing the possibility of using the shortened form, TIM S.p.A.

The notice calling the meeting will be published over the next few days, whilst the pre-meeting documentation will be made available in accordance with applicable regulatory terms.

The amounts for dividends will be payable in favour of entitled parties as from 22 June 2016 (payment date), on the basis of the evidence of the share deposit accounts at the end of the record date of 21 June 2016, while the coupon date will be 20 June 2016.

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

CORPORATE GOVERNANCE ISSUES

The Board of Directors has ascertained that the board as a whole continues to meet the requirements and that the Directors Benello, Calvosa, Cattaneo, Cioli, Cornelli, Gallo, Herzog, Kingsmill, Marzotto and Valerio continue to meet the independence requirements set forth in the Borsa Italiana Code. It has also ensured that said Directors and Director Fitoussi meet the legal independence requirements.

The Board of Directors has also approved a series of changes to the Company’s Corporate Governance Principles, aimed at:

•	updating the references made to the Borsa Italiana Code, recalling the version in force at the time;

•	formalising the fact that the Executive Committee has been superseded as a standard organisational structure of the Board of Directors;

•	simplifying provisions regarding the Control and Risk Committee and the Nomination and Remuneration Committee, by referring to their specific regulations,

as well as making some minor, formal changes.

After obtaining the favourable opinion of the Control and Risk Committee, the Board of Directors finally approved some changes to the Procedure for managing transactions with related parties, essentially in the part relating to the dispensation of “intra-group operations” from the application of Consob Regulation no. 17221/2010. More specifically, it has been clarified that the presence of a significant interest of the related third party excludes beneficial treatment, where a “significant interest” is meant as a shareholding of the related third party in the capital of the related intra-group party that exceeds 5% of said capital.

The updated versions of the Principles and Procedure will be made available on the Company’s website at the address www.telecomitalia.com, About Us section, Governance System channel.

***

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Finance, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent company Telecom Italia S.p.A.. Such measures, which are presented in the financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Telecom Italia S.p.A. in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)	Expenses (income) from investments for Telecom Italia S.p.A..
(2)	Line item in Group consolidated financial statements only.

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent; the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting” or “reported” data and the “organic” ones.

•	Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (renamed “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Income Statements, Statements of Comprehensive Income, Statements of Financial Position and the Statements of Cash Flows as well as the Net Financial Debt of the Telecom Italia Group and the Parent Telecom Italia S.p.A., herewith presented, are the same as those included in the Report of Operations of 2015 Telecom Italia Annual Financial Report. Such statements, as well as the Net Financial Debt, are however consistent with those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2015.

To such extent, please note that the audit work by our independent auditors on the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2015 as well as the check of consistency of the 2015 Report on Operations with the related Telecom Italia Consolidated and Separate Financial Statements have not yet been completed.

TELECOM ITALIA GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

	2015	2014	Change (a-b)
(millions of euros)	(a)	(b)	amount	%
Revenues	19,718	21,573	(1,855)	(8.6)
Other income	287	401	(114)	(28.4)

Total operating revenues and other income	20,005	21,974	(1,969)	(9.0)

Acquisition of goods and services	(8,533)	(9,430)	897	9.5
Employee benefits expenses	(3,589)	(3,119)	(470)	(15.1)
Other operating expenses	(1,491)	(1,175)	(316)	(26.9)
Change in inventories	(44)	(52)	8	15.4
Internally generated assets	656	588	68	11.6
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,004	8,786	(1,782)	(20.3)
Depreciation and amortization	(4,135)	(4,284)	149	3.5
Gains (losses) on disposals of non-current assets	336	29	307	—
Impairment reversals (losses) on non-current assets	(244)	(1)	(243)	—
Operating profit (loss) (EBIT)	2,961	4,530	(1,569)	(34.6)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	1	(5)	6	—
Other income (expenses) from investments	10	16	(6)	(37.5)
Finance income	2,756	2,400	356	14.8
Finance expenses	(5,281)	(4,594)	(687)	(15.0)
Profit (loss) before tax from continuing operations	447	2,347	(1,900)	(81.0)
Income tax expense	(401)	(928)	527	56.8
Profit (loss) from continuing operations	46	1,419	(1,373)	(96.8)
Profit (loss) from Discontinued operations/Non-current assets held for sale	611	541	70	12.9
Profit (loss) for the year	657	1,960	(1,303)	(66.5)
Attributable to:
Owners of the Parent	(72)	1,350	(1,422)	—
Non-controlling interests	729	610	119	19.5

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			2015	2014
Profit (loss) for the year	(a	)	657	1,960

Other components of the Consolidated Statement of Comprehensive Income

Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			16	(209)
Income tax effect			(7)	53
	(b	)	9	(156)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Income tax effect			—	—
	(c	)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c	)	9	(156)

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			(4)	74
Loss (profit) transferred to Separate Consolidated Income Statement			(57)	(23)
Income tax effect			18	(15)
	(e	)	(43)	36

Hedging instruments:
Profit (loss) from fair value adjustments			1,536	767
Loss (profit) transferred to Separate Consolidated Income Statement			(983)	(871)
Income tax effect			(165)	28
	(f	)	388	(76)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(2,155)	(225)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			(1)	—
Income tax effect			—	—
	(g	)	(2,156)	(225)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Loss (profit) transferred to Separate Consolidated Income Statement			—	—
Income tax effect			—	—
	(h	)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h	)	(1,811)	(265)

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i	)	(1,802)	(421)

Total comprehensive income (loss) for the year	(a+k	)	(1,145)	1,539

Attributable to:
Owners of the Parent			(827)	1,123
Non-controlling interests			(318)	416

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			12/31/2015	12/31/2014	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,383	29,943	(560)
Intangible assets with a finite useful life			6,480	6,827	(347)
			35,863	36,770	(907)
Tangible assets
Property, plant and equipment owned			12,659	12,544	115
Assets held under finance leases			2,208	843	1,365
			14,867	13,387	1,480
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			41	36	5
Other investments			45	43	2
Non-current financial assets			2,989	2,445	544
Miscellaneous receivables and other non-current assets			1,744	1,571	173
Deferred tax assets			853	1,118	(265)
			5,672	5,213	459

Total Non-current assets	(a	)	56,402	55,370	1,032

Current assets
Inventories			254	313	(59)
Trade and miscellaneous receivables and other current assets			5,110	5,615	(505)
Current income tax receivables			163	101	62
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,840	1,611	229
Cash and cash equivalents			3,559	4,812	(1,253)
			5,399	6,423	(1,024)

Current assets sub-total			10,926	12,452	(1,526)

Discontinued operations /Non-current assets held for sale
of a financial nature			227	165	62
of a non-financial nature			3,677	3,564	113
			3,904	3,729	175

Total Current assets	(b	)	14,830	16,181	(1,351)

Total Assets	(a+b	)	71,232	71,551	(319)

			12/31/2015	12/31/2014	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			17,610	18,145	(535)
Non-controlling interests			3,723	3,554	169

Total Equity	(c	)	21,333	21,699	(366)

Non-current liabilities
Non-current financial liabilities			30,518	32,325	(1,807)
Employee benefits			1,420	1,056	364
Deferred tax liabilities			323	438	(115)
Provisions			551	720	(169)
Miscellaneous payables and other non-current liabilities			1,110	697	413

Total Non-current liabilities	(d	)	33,922	35,236	(1,314)

Current liabilities
Current financial liabilities			6,224	4,686	1,538
Trade and miscellaneous payables and other current liabilities			7,762	8,376	(614)
Current income tax payables			110	36	74

Current liabilities sub-total			14,096	13,098	998

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			348	43	305
of a non-financial nature			1,533	1,475	58
			1,881	1,518	363

Total Current Liabilities	(e	)	15,977	14,616	1,361

Total Liabilities	(f=d+e	)	49,899	49,852	47

Total Equity and liabilities	(c+f	)	71,232	71,551	(319)

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			2015	2014
Cash flows from operating activities:
Profit (loss) from continuing operations			46	1,419
Adjustments for:
Depreciation and amortization			4,135	4,284
Impairment losses (reversals) on non-current assets (including investments)			253	13
Net change in deferred tax assets and liabilities			(45)	187
Losses (gains) realized on disposals of non-current assets (including investments)			(343)	(29)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			(1)	5
Change in provisions for employee benefits			389	(59)
Change in inventories			56	55
Change in trade receivables and net amounts due from customers on construction contracts			410	(125)
Change in trade payables			(483)	(325)
Net change in current income tax receivables/payables			4	355
Net change in miscellaneous receivables/payables and other assets/liabilities			649	(583)
Cash flows from (used in) operating activities	(a	)	5,070	5,197
Cash flows from investing activities:
Purchase of intangible assets			(1,959)	(2,422)
Purchase of tangible assets			(4,761)	(2,562)

Total purchase of intangible and tangible assets on an accrual basis			(6,720)	(4,984)

Change in amounts due for purchases of intangible and tangible assets			1,294	325

Total purchase of intangible and tangible assets on a cash basis			(5,426)	(4,659)

Acquisition of control of companies or other businesses, net of cash acquired			(5)	(9)
Acquisitions/disposals of other investments			(36)	(2)
Change in financial receivables and other financial assets			(635)	(1,118)
Proceeds from sale/repayments of intangible, tangible and other non-current assets			717	78
Cash flows from (used in) investing activities	(b	)	(5,385)	(5,710)
Cash flows from financing activities:
Change in current financial liabilities and other			408	1,305
Proceeds from non-current financial liabilities (including current portion)			5,054	4,377
Repayments of non-current financial liabilities (including current portion)			(7,191)	(5,877)
Share capital proceeds/reimbursements (including subsidiaries)			186	14
Dividends paid			(204)	(252)
Changes in ownership interests in consolidated subsidiaries			845	160
Cash flows from (used in) financing activities	(c	)	(902)	(273)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d	)	(19)	(499)
Aggregate cash flows	(e=a+b+c+d	)	(1,236)	(1,285)
Net cash and cash equivalents at beginning of the year	(f	)	4,910	6,296
Net foreign exchange differences on net cash and cash equivalents	(g	)	(458)	(101)
Net cash and cash equivalents at end of the year	(h=e+f+g	)	3,216	4,910

Additional Cash Flow information

(millions of euros)	2015	2014
Income taxes (paid) received	(363)	(427)
Interest expense paid	(5,145)	(4,985)
Interest income received	3,632	3,301
Dividends received	3	5

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2015	2014
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	4,812	5,744
Bank overdrafts repayable on demand – from continuing operations	(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	117	616
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	4,910	6,296
Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	3,559	4,812
Bank overdrafts repayable on demand – from continuing operations	(441)	(19)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	3,216	4,910

TELECOM ITALIA GROUP - NET FINANCIAL DEBT

	12/31/2015	12/31/2014	Change
(millions of euros)	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	19,883	23,440	(3,557)
Amounts due to banks, other financial payables and liabilities	8,364	7,901	463
Finance lease liabilities	2,271	984	1,287
	30,518	32,325	(1,807)
Current financial liabilities (*)
Bonds	3,681	2,645	1,036
Amounts due to banks, other financial payables and liabilities	2,390	1,872	518
Finance lease liabilities	153	169	(16)
	6,224	4,686	1,538
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	348	43	305

Total gross financial debt	37,090	37,054	36

Non-current financial assets
Securities other than investments	(3)	(6)	3
Financial receivables and other non-current financial assets	(2,986)	(2,439)	(547)
	(2,989)	(2,445)	(544)
Current financial assets
Securities other than investments	(1,488)	(1,300)	(188)
Financial receivables and other current financial assets	(352)	(311)	(41)
Cash and cash equivalents	(3,559)	(4,812)	1,253
	(5,399)	(6,423)	1,024
Financial assets relating to Discontinued operations/Non-current assets held for sale	(227)	(165)	(62)

Total financial assets	(8,615)	(9,033)	418

Net financial debt carrying amount	28,475	28,021	454
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,197)	(1,370)	173
Adjusted Net Financial Debt	27,278	26,651	627
Breakdown as follows:
Total adjusted gross financial debt	34,602	34,421	181

Total adjusted financial assets	(7,324)	(7,770)	446

(*) of which current portion of medium/long-term debt:

Bonds	3,681	2,645	1,036
Amounts due to banks, other financial payables and liabilities	1,482	1,413	69
Finance lease liabilities	153	169	(16)

TELECOM ITALIA GROUP – OPERATING FREE CASH FLOW

(millions of euros)	2015	2014	Change
EBITDA	7,004	8,786	(1,782)
Capital expenditures on an accrual basis	(5,197)	(4,984)	(213)
Change in net operating working capital:	(334)	(464)	130
Change in inventories	56	55	1
Change in trade receivables and net amounts due from customers on construction contracts	410	(125)	535
Change in trade payables (*)	(623)	72	(695)
Other changes in operating receivables/payables	(177)	(466)	289
Change in provisions for employee benefits	389	(59)	448
Change in operating provisions and Other changes	112	(105)	217
Net operating free cash flow	1,974	3,174	(1,200)
% of Revenues	10.0	14.7	(4.7) pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TELECOM ITALIA GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

			Change
(millions of euros)	2015	2014	amount	%	% organic
Revenues	15,001	15,303	(302)	(2.0)	(2.3)
EBITDA	5,567	6,998	(1,431)	(20.4)	(20.6)
EBITDA margin	37.1	45.7		(8.6)pp	(8.5)pp
EBIT	2,359	3,738	(1,379)	(36.9)	(37.0)
EBIT margin	15.7	24.4		(8.7)pp	(8.7)pp
Headcount at year end (number)	52,644	53,076	(432)	(0.8)

Core Domestic

			Change
(millions of euros)	2015	2014	amount	%
Revenues	13,858	14,205	(347)	(2.4)
Consumer	7,267	7,349	(82)	(1.1)
Business	4,600	4,824	(224)	(4.6)
National Wholesale	1,785	1,793	(8)	(0.4)
Other	206	239	(33)	(13.8)
EBITDA	5,392	6,761	(1,369)	(20.2)
EBITDA margin	38.9	47.6		(8.7)pp
EBIT	2,287	3,593	(1,306)	(36.3)
EBIT margin	16.5	25.3		(8.8)pp
Headcount at year end (number)	51,741	51,849	(108)	(0.2)

International Wholesale – Telecom Italia Sparkle group

			Change
(millions of euros)	2015	2014	amount	%	% organic
Revenues	1,314	1,244	70	5.6	1.1
of which third parties	1,062	981	81	8.3	2.4
EBITDA	196	271	(75)	(27.7)	(32.4)
EBITDA margin	14.9	21.8		(6.9)pp	(7.4)pp
EBIT	85	172	(87)	(50.6)	(53.6)
EBIT margin	6.5	13.8		(7.3)pp	(7.6)pp
Headcount at year end (number) (*)	645	641	4	0.6

(*)	Includes employees with temp work contracts: 2 employees at December 31,2015 (4 at December 31, 2014).

Olivetti

Following the approval of the restructuring plan for the Olivetti group, on May 11, 2015, in 2015 the business lines for which the plan provides for a process that will lead to their divestment, including through disposals or sales, have been included under Other operations.

			Change
(millions of euros)	2015	2014	amount	%
Revenues	172	227	(55)	(24.2)
EBITDA	(9)	(29)	20	69.0
EBITDA margin	(5.2)	(12.8)		7.6 pp
EBIT	(13)	(34)	21	61.8
EBIT margin	(7.6)	(15.0)		7.4 pp
Headcount at year end (number)(*)	258	586	(328)	(56.0)

(*)	Includes employees with temp work contracts: zero employees at December 31,2015 (4 at December 31, 2014).

***

BRAZIL

	(millions of euros)		(millions of Brazilian reais)		Change
	2015	2014	2015	2014	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	4,636	6,244	17,139	19,498	(2,359)	(12.1)
EBITDA	1,449	1,774	5,358	5,541	(183)	(3.3)
EBITDA margin	31.3	28.4	31.3	28.4		2.9pp
EBIT	636	795	2,351	2,483	(132)	(5.3)
EBIT margin	13.7	12.7	13.7	12.7		1.0pp
Headcount at year end (number)			13,042	12,841		1.6

***

MEDIA

			Change
(millions of euros)	2015	2014	amount	%	% organic
Revenues	82	71	11	15.5	1.2
EBITDA	37	25	12	48.0	5.7
EBITDA margin	45.1	35.2		9.9pp	1.9pp
EBIT	14	6	8		—
EBIT margin	17.1	8.5		8.6pp	(0.2)pp
Headcount at year end (number) (*)	64	89	(25)	(28.1)	(8.6)

(*)	Includes employees with temp work contracts: zero employees at December 31,2015 (1 at December 31, 2014).

TELECOM ITALIA GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

			Change
(millions of euros)	2015	2014	amount	%
REPORTED REVENUES	19,718	21,573	(1,855)	(8.6)
Foreign currency financial statements translation effect		(914)	914
Changes in the scope of consolidation		10	(10)
ORGANIC REVENUES	19,718	20,669	(951)	(4.6)

EBITDA – reconciliation of organic data

			Change
(millions of euros)	2015	2014	amount	%
REPORTED EBITDA	7,004	8,786	(1,782)	(20.3)
Foreign currency financial statements translation effect		(256)	256
Changes in the scope of consolidation		3	(3)
ORGANIC EBITDA	7,004	8,533	(1,529)	(17.9)
of which Non-recurring Income/(Expenses)	(1,076)	72	(1,148)
ORGANIC EBITDA, excluding Non-recurring items	8,080	8,461	(381)	(4.5)

EBIT – reconciliation of organic data

			Change
(millions of euros)	2015	2014	amount	%
REPORTED EBIT	2,961	4,530	(1,569)	(34.6)
Foreign currency financial statements translation effect		(112)	112
Changes in the scope of consolidation		1	(1)
ORGANIC EBIT	2,961	4,419	(1,458)	(33.0)
of which Non-recurring Income/(Expenses)	(990)	110	(1,100)
ORGANIC EBIT, excluding Non-recurring items	3,951	4,309	(358)	(8.3)

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

			Change
(millions of euros)	2015	2014	amount	%
REPORTED EBITDA	5,567	6,998	(1,431)	(20.4)
Foreign currency financial statements translation effect		19	(19)
Changes in the scope of consolidation		(7)	7
ORGANIC EBITDA	5,567	7,010	(1,443)	(20.6)
of which Non-recurring Income/(Expenses)	(1,028)	72	(1,100)
ORGANIC EBITDA, excluding Non-recurring items	6,595	6,938	(343)	(4.9)

EBIT – reconciliation of organic data

			Change
(millions of euros)	2015	2014	amount	%
REPORTED EBIT	2,359	3,738	(1,379)	(36.9)
Foreign currency financial statements translation effect		11	(11)
Changes in the scope of consolidation		(7)	7
ORGANIC EBIT	2,359	3,742	(1,383)	(37.0)
of which Non-recurring Income/(Expenses)	(1,028)	110	(1,138)
ORGANIC EBIT, excluding Non-recurring items	3,387	3,632	(245)	(6.7)

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of December 31, 2015:

	12/31/2015		12/31/2014
(billions of euros)	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2017	4.0	—	4.0	—
Revolving Credit Facility – due March 2018	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for the amounts of 4 billion euros and 3 billion euros maturing respectively on May 24, 2017 and on March 25, 2018, both not utilized.

On December 14, 2015, in force from January 4, 2016, Telecom Italia signed some more suitable changes in the economic terms of the RCFs and the extension of the maturity for two years more: on May 24, 2019 for the RCF of 4 billion euros and on March 25, 2020 for the RCF of 3 billion euros.

Furthermore, Telecom Italia has:

•	a bilateral Term Loan with Banca Regionale Europea for the amount of 200 million euros expiring on July 2019, drawn down for the full amount;

•	two bilateral Term Loans with Cassa Depositi e Prestiti respectively for the amount of 100 million euros expiring on April 2019 and for the amount of 150 million euros expiring on October 2019, drawn down for the full amounts;

•	two bilateral Term Loans with Mediobanca respectively for the amount of 200 million euros expiring on November 2019 and for the amount of 150 million euros expiring on July 2020, drawn down for the full amounts;

•	a bilateral Term Loan with ICBC for the amount of 120 million euros expiring on July 2020, drawn down for the full amount;

•	a bilateral Term Loan with Intesa Sanpaolo for the amount of 200 million euros expiring on August 2021, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the year 2015:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 3.250% due 1/16/2023	Euro	1,000	1/16/2015
Telecom Italia S.p.A. convertible bond (*) in ordinary shares 2,000 million euros 1.125% due 3/26/2022	Euro	2,000	3/26/2015

(*)	On May 20, 2015 Telecom Italia S.p.A. Shareholders’ Meeting approved the capital injection reserved for the conversion of the unsecured equity-linked notes.

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. 20,000 million JPY 3.550% (1)	JPY	20,000	5/14/2015
Telecom Italia S.p.A. 514 million euros 4.625% (2)	Euro	514	6/15/2015
Telecom Italia Capital S.A. 765 million USD 5.250% (3)	USD	765	10/01/2015
Telecom Italia S.p.A. 120 million euros Euribor 3M+0.66%	Euro	120	11/23/2015
Telecom Italia S.p.A. 500 million GBP 5.625%	GBP	500	12/29/2015

(1)	Advanced repayment of the Private Placement AFLAC expiring on 5/14/2032.
(2)	Net of 236 million euros repurchased by Telecom Italia S.p.A. during 2014 and the first half of 2015.
(3)	Net of 635 million USD repurchased by Telecom Italia S.p.A. during 2013.

Buybacks

On January 23, 2015, Telecom Italia S.p.A. successfully closed the tender offer for the buyback of four own notes maturing between June 2015 and September 2017, repurchasing a total nominal amount of 810.3 million euros.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, due June 2015, coupon 4.625% (1)	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A. – 1,000 million euros, due January 2016, coupon 5.125% (2)	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A. - 1,000 million euros, due January 2017, coupon 7.000%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A. - 1,000 million euros, due September 2017, coupon 4.500%	1,000,000,000	263,974,000	108.420%

(1)	Net of 172 million euros repurchased by the company in 2014.
(2)	Net of 228 million euros repurchased by the company in 2014.

On April 24, 2015 Telecom Italia S.p.A. successfully closed the tender offer for the buyback of nine own notes maturing between January 2017 and February 2022, repurchasing a total nominal amount of 2,000 million euros (the Company didn’t accept for purchase any of the September 2017 Notes or January 2017 Notes tendered pursuant to the Offers).

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price
Telecom Italia S.p.A. – 750 million euros, due May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%
Telecom Italia S.p.A. – 750 million euros, due December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%
Telecom Italia S.p.A. – 1,250 million euros, due January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%
Telecom Italia S.p.A. – 1,000 million euros, due January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%
Telecom Italia S.p.A. – 1,000 million euros, due September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%
Telecom Italia S.p.A. – 1,000 million euros, due January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%
Telecom Italia S.p.A. – 1,250 million euros, due February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%

On July 20, 2015 Telecom Italia S.p.A. successfully closed the tender offer for the buyback of five own notes maturing between January 2017 and January 2019, repurchasing a total nominal amount of 467.3 million euros.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price
Telecom Italia S.p.A. – 1,000 million euros, due January 2017, coupon 7.000% (1)	625,692,000	81,141,000	109.420%
Telecom Italia S.p.A. – 1,000 million euros, due September 2017, coupon 4.500% (2)	736,026,000	107,811,000	107.428%
Telecom Italia S.p.A. – 750 million euros, due May 2018, coupon 4.750% (3)	714,121,000	121,223,000	109.477%
Telecom Italia S.p.A. – 750 million euros, due December 2018, coupon 6.125% (4)	628,986,000	47,108,000	115.395%
Telecom Italia S.p.A. – 1,250 million euros, due January 2019, coupon 5.375% (5)	942,400,000	110,000,000	112.960%

(1)	Net of 374 million euros repurchased by the company in January 2015.
(2)	Net of 264 million euros repurchased by the company in January 2015.
(3)	Net of 36 million euros repurchased by the company in April 2015.
(4)	Net of 121 million euros repurchased by the company in April 2015.
(5)	Net of 308 million euros repurchased by the company in April 2015.

In the same date Telecom Italia S.p.A. also successfully closed the tender offer for the buyback of two notes of Telecom Italia Capital S.A. maturing between June 2018 and June 2019, repurchasing a total nominal amount of 563.7 million of USD.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (USD)	Principal amount repurchased (USD)	Buyback price
Telecom Italia Capital S.A. – 1,000 million USD, due June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%
Telecom Italia Capital S.A. – 1,000 million USD, due June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 200 million euros (nominal value) as of December 31, 2015 increasing by 4 million euros respect to December 31, 2014 (196 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of December 31, 2015 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 2,316 million euros (with reference to the Mandatory Convertible Bond for 1,300 million euros expiring on November 15, 2016 the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares) with the following detail:

•	663 million euros, due January 25, 2016;

•	708 million euros, due March 21, 2016;

•	400 million euros, due June 7, 2016;

•	545 million euros, due January 20, 2017.

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), as at December 31, 2015, the total nominal amount of outstanding loans amounted to 2,550 million euros, of which 1,100 million euros at direct risk and 1,450 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 1,100 million euros only need to apply the following covenant:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	in the loan of 500 million euros signed on December 14, 2015 Telecom Italia enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from Telecom Italia S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by Telecom Italia S.p.A., will be less than the 35% of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,450 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•

“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event Telecom Italia commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on Telecom Italia financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•	“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

Telecom Italia S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, Telecom Italia must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which the possible constitution of guarantees or the repayment in advance of the issued amount and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by Telecom Italia, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of December 31, 2015, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2015	2014
Revenues and operating income:
Other income	—	88
Acquisition of goods and services:
Expenses related to agreements and the development of non-recurring projects	(102)	—
Employee benefits expenses - Charges and provisions for employee benefits:
Expenses related to restructuring and rationalization	(446)	(12)
Other operating expenses - Charges and provisions for risks:
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	(518)	(4)
Change in inventories	(10)	—
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(1,076)	72
Gains (losses) on disposals of non-current assets:
Gain on disposals of non-current assets	328	38
Impairment reversals (losses) on non-current assets:
Brasile goodwill impairment charge	(240)	—
Write-down of tangible assets	(2)	—
Impact on EBIT - Operating profit (loss)	(990)	110
Other income (expenses) from investments:
Net gains on disposals of Other investments	7	—
Fair value measurement of the investment in Trentino NGN S.r.l.	—	11
Other finance income (expenses)	(28)	2
Impact on profit (loss) before tax from continuing operations	(1,011)	123
Income taxes on non-recurring items	237	(15)
Other Income (expenses) relating to Discontinued operations	—	(1)
Impact on profit (loss) for the year	(774)	107

TELECOM ITALIA S.p.A. - SEPARATE INCOME STATEMENTS

			Change
(millions of euros)	2015	2014	amount	%
Revenues	13,797	14,153	(356)	(2.5)
Other income	252	274	(22)	(8.0)

Total operating revenues and other income	14,049	14,427	(378)	(2.6)

Acquisition of goods and services	(5,386)	(5,093)	(293)	(5.8)
Employee benefits expenses	(2,769)	(2,277)	(492)	(21.6)
Other operating expenses	(960)	(532)	(428)	(80.5)
Change in inventories	14	(43)	57
Internally generated assets	318	257	61	23.7
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,266	6,739	(1,473)	(21.9)
Depreciation and amortization	(3,083)	(3,190)	107	3.4
Gains (losses) on disposals of non-current assets	5	31	(26)	(83.9)
Impairment reversals (losses) on non-current assets	—	—	—
Operating profit (loss) (EBIT)	2,188	3,580	(1,392)	(38.9)
Income (expenses) from investments	(132)	(121)	(11)	(9.1)
Finance income	2,121	2,435	(314)	(12.9)
Finance expenses	(4,546)	(4,595)	49	1.1
Profit (loss) before tax from continuing operations	(369)	1,299	(1,668)
Income tax expense	(96)	(670)	574	85.7
Profit (loss) from continuing operations	(465)	629	(1,094)
Profit (loss) from Discontinued operations/Non-current assets held for sale	9	7	2	28.6
Profit (loss) for the year	(456)	636	(1,092)

TELECOM ITALIA S.p.A. - STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Income Statements, and all non-owner changes in equity.

(millions of euros)			2015	2014
Profit (loss) for the year	(a	)	(456)	636
Other components of the Statement of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			15	(186)
Income tax effect			(7)	51
			8	(135)

Total other components that will not be reclassified subsequently to Separate Income Statement	(b	)	8	(135)

Other components that will be reclassified subsequently to Separate Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			(71)	67
Loss (profit) transferred to the Separate Income Statement			—	—
Income tax effect			22	(18)
	(c	)	(49)	49
Hedging instruments:
Profit (loss) from fair value adjustments			550	(489)
Loss (profit) transferred to the Separate Income Statement			(297)	(234)
Income tax effect			(109)	199
	(d	)	144	(524)

Total other components that will be reclassified subsequently to Separate Income Statement	(e= c+d	)	95	(475)

Total other components of the Statement of Comprehensive Income	(f= b+e	)	103	(610)

Total comprehensive income (loss) for the year	(a+f	)	(353)	26

TELECOM ITALIA S.p.A. – STATEMENTS OF FINANCIAL POSITION

			12/31/2015	12/31/2014	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			27,027	28,424	(1,397)
Intangible assets with a finite useful life			4,076	4,015	61
			31,103	32,439	(1,336)
Tangible assets
Property, plant and equipment owned			9,556	9,268	288
Assets held under finance leases			1,975	842	1,133
			11,531	10,110	1,421
Other non-current assets
Investments			7,805	9,243	(1,438)
Non-current financial assets			2,377	1,924	453
Miscellaneous receivables and other non-current assets			1,257	1,012	245
Deferred tax assets			779	728	51
			12,218	12,907	(689)

Total Non-current assets	(a	)	54,852	55,456	(604)

Current assets
Inventories			125	111	14
Trade and miscellaneous receivables and other current assets			3,689	3,492	197
Current income tax receivables			127	80	47
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,032	1,105	(73)
Cash and cash equivalents			916	1,305	(389)
			1,948	2,410	(462)

Current assets sub-total			5,889	6,093	(204)

Discontinued operations/Non-current assets held for sale			—	—	—

Total Current assets	(b	)	5,889	6,093	(204)

Total Assets	(a+b	)	60,741	61,549	(808)

			12/31/2015	12/31/2014	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Share capital issued			10,741	10,724	17
Less: treasury shares			(21)	(21)	—
Share capital			10,720	10,703	17
Paid-in capital			1,731	1,725	6
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year			3,660	4,078	(418)

Total Equity	(c	)	16,111	16,506	(395)

Non-current liabilities
Non-current financial liabilities			30,743	30,010	733
Employee benefits			1,278	910	368
Deferred tax liabilities			2	2	—
Provisions			324	484	(160)
Miscellaneous payables and other non-current liabilities			601	359	242

Total Non-current liabilities	(d	)	32,948	31,765	1,183

Current liabilities
Current financial liabilities			5,637	7,747	(2,110)
Trade and miscellaneous payables and other current liabilities			5,975	5,531	444
Current income tax payables			70	—	70

Current liabilities sub-total			11,682	13,278	(1,596)

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	11,682	13,278	(1,596)

Total Liabilities	(f=d+e	)	44,630	45,043	(413)

Total Equity and liabilities	(c+f	)	60,741	61,549	(808)

TELECOM ITALIA S.p.A. – STATEMENTS OF CASH FLOWS

(millions of euros)			2015	2014
Cash flows from operating activities:
Profit (loss) from continuing operations			(465)	629
Adjustments for:
Depreciation and amortization			3,083	3,190
Impairment losses (reversals) on non-current assets (including investments)			2,481	132
Net change in deferred tax assets and liabilities			(144)	65
Losses (gains) realized on disposals of non-current assets (including investments)			(333)	(31)
Change in provisions for employee benefits			379	(48)
Change in inventories			(15)	43
Change in trade receivables and net amounts due from customers on construction contracts			19	(103)
Change in trade payables			237	(112)
Net change in current income tax receivables/payables			23	332
Net change in miscellaneous receivables/payables and other assets/liabilities			(127)	(396)
Cash flows from (used in) operating activities	(a	)	5,138	3,701
Cash flows from investing activities:
Purchase of intangible assets			(1,400)	(971)
Purchase of tangible assets			(3,431)	(1,722)

Total purchase of intangible and tangible assets on an accrual basis			(4,831)	(2,693)

Change in amounts due for pinvesting activities			1,183	(360)

Total purchase of intangible and tangible assets on a cash basis			(3,648)	(3,053)

Acquisition/disposal of control of companies or other businesses, net of cash acquired/disposed of			21	(1)
Acquisition/disposal of other investments			(111)	(43)
Change in financial receivables and other financial assets			(349)	337
Proceeds from sale of investments in subsidiaries			854	—
Proceeds from sale/repayments of intangible, tangible and other non-current assets			41	86
Cash flows from (used in) investing activities	(b	)	(3,192)	(2,674)
Cash flows from financing activities:
Change in current financial liabilities and other			(2,154)	2,295
Proceeds from non-current financial liabilities (including current portion)			7,609	4,411
Repayments of non-current financial liabilities (including current portion)			(8,257)	(7,518)
Share capital proceeds/reimbursements			186	9
Dividends paid			(166)	(166)
Cash flows from (used in) financing activities	(c	)	(2,782)	(969)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d	)	—	7
Aggregate cash flows	(e=a+b+c+d	)	(836)	65
Net cash and cash equivalents at beginning of the year	(f	)	1,036	971
Net cash and cash equivalents at end of the year	(g=e+f	)	200	1,036

Additional Cash Flow information

(millions of euros)	2015	2014
Income taxes (paid) received	(253)	(352)
Interest expense paid	(5,002)	(4,928)
Interest income received	3,472	3,230
Dividends received	2,013	12

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2015	2014
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	1,305	1,284
Bank overdrafts repayable on demand	(269)	(313)
	1,036	971
Net cash and cash equivalents at end of the year:
Cash and cash equivalents	916	1,305
Bank overdrafts repayable on demand	(716)	(269)
	200	1,036

TELECOM ITALIA S.p.A. – NET FINANCIAL DEBT

(millions of euros)	12/31/2015	12/31/2014	Change
Non-current financial liabilities
Bonds	13,772	15,806	(2,034)
Amounts due to banks, other financial payables and liabilities	15,059	13,327	1,732
Finance lease liabilities	1,912	877	1,035
	30,743	30,010	733
Current financial liabilities (1)
Bonds	2,189	1,846	343
Amounts due to banks, other financial payables and liabilities	3,306	5,736	(2,430)
Finance lease liabilities	142	165	(23)
	5,637	7,747	(2,110)

Total gross financial debt	36,380	37,757	(1,377)

Non-current financial assets
Financial receivables and other non-current financial assets	(2,377)	(1,924)	(453)
	(2,377)	(1,924)	(453)
Current financial assets
Securities other than investments	(830)	(802)	(28)
Financial receivables and other current financial assets	(202)	(303)	101
Cash and cash equivalents	(916)	(1,305)	389
	(1,948)	(2,410)	462

Total financial assets	(4,325)	(4,334)	9

Net financial debt carrying amount	32,055	33,423	(1,368)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(2,072)	(1,942)	(130)
Adjusted Net Financial Debt	29,983	31,481	(1,498)
Breakdown as follows:
Total adjusted gross financial debt	33,240	34,636	(1,396)

Total adjusted financial assets	(3,257)	(3,155)	(102)

(1) of which current portion of medium/long-term debt:

Bonds	2,189	1,846	343
Amounts due to banks, other financial payables and liabilities	1,954	2,273	(319)
Finance lease liabilities	142	165	(23)

TELECOM ITALIA S.p.A. – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2015	2014
Acquisition of goods and services	(87)	—
Professional and consulting services	(87)	—
Employee benefits expenses	(422)	(5)
Charges and provisions for restructuring and other	(422)	(5)
Other operating expenses	(512)	(4)
Charges and provisions for fines	(2)	(1)
Provision for corporate transactions	(3)	—
Provision for litigation	(224)	—
Sundry expenses	(283)	(3)
Impact on operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(1,021)	(9)
Gains (losses) on disposals of non-current assets
Gains (losses) on non-current assets	—	38
Impairment reversals (losses) on non-current assets
Goodwill impairment changes	—	—
Impact on EBIT - Operating profit (loss)	(1,021)	29
Other income (expenses) from investments	(115)	—
Net gain on disposal of non-controlling interest in Inwit	299	—
Net gain on disposal of investment in SIA	11	—
Net gain on disposal of investment in Teleleasing	18	—
Dividends from TI International	2,000	—
Impairment loss on TI International	(2,369)	—
Impairment loss on Persidera S.p.A.	(55)	—
Finance expenses	(19)	—
Impact on profit (loss) before tax from continuing operations	(1,136)	29
Income taxes on non-recurring items	309	(11)
Impact on profit (loss) for the year	(827)	18

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager